

May 2, 2011

Hollis M. Greenlaw, Esq.
Chairman & Chief Executive Officer
United Development Funding IV
The United Development Funding Building, Suite 100
1301 Municipal way
Grapevine, Texas 76051

      Re: United Development Funding IV
                Form 10-K for the fiscal year ended December 31, 2010
                Filed March 31, 2011
                File No. 333-152760

Dear Mr. Greenlaw:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              Sonia Barros
                              Special Counsel

cc: Lauren Burnham Prevost, Esq.
       Seth K. Weiner, Esq.
       Morris, Manning & Martin, LLP
       Via *facsimile*: (404) 365-9532